

Merritt Reid · 3rd

Master of Science - MS at Monmouth University

New York, New York, United States · **Contact info**

180 connections

 Last Straw Films

 Monmouth University

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Experience



Owner

Last Straw Films

Jan 2016 – Present · 6 yrs 1 mo

Develop and execute marketing strategies/plans for films, providing guidance on packaging and development of taglines. Handle contracts for music licensing and casting. Promoted films through use of social media platforms.
· Created feature length documentary filmed in India and USA.
· Created from concept to completion a commercial that was picked up nationally.
· Launched successful crowdfunding campaign for short films; reached target goal within three days through strategic
promotions and marketing.   ...see more

 **Last Straw Films**    **Apocalypse Manville**



Actor

ACTOR/WRITER

Jan 2005 – Present · 17 yrs 1 mo

Perform in a variety of shows (TV, stage, film) and music videos and authored screenplays. Work extensively with fellow actors, as well as directors and other theatrical staff to ensure strong performances. Research new and upcoming projects and network with industry professionals to build relationships and opportunities, while developing a strong pe ...see more

 **Merritt Reid's Commercial Reel**



Video Marketing / Content Creator | Monmouth University Department of Education

Monmouth University Department of Education

Sep 2018 – Jun 2019 · 10 mos

West Long Branch, New Jersey, United States

Develop and create content from concept to completion in line with marketing to promote.
· Took photography and video at all school sponsored events and programs.
· Conducted one on one interviews in various settings to create videos promoting school programs.   ...see more

 **Monmouth University Future Scholars**   **Paid Professional Internships in Teache...**



Hockey Coach / Administrator

Flemington Hawks

Jun 2008 – Mar 2012 · 3 yrs 10 mos

Flemington, NJ

Developed and directed popular nonprofit hockey program for area youth. Coached and mentored players on game play, focus, and positive attitude, while fostering a holistic approach to support success in all areas of life. Managed player acquisition and served as Head Coach of Midget/Bantam teams for three years. ...see more



Child/Site Supervisor
Bridgewater Township Recreation
Jun 2002 – Aug 2008 · 6 yrs 3 mos
Bridgewater, NJ

Managed eight-member staff overseeing up to 180 children in extracurricular programs and activities, with focus on providing a safe, supportive environment. Responded to issues between students, handled questions and concerns from parents, and oversaw student drop-offs and pickups. Served as basketball instructor and referee. Oversaw performanc ...see more

Education



Monmouth University
Master of Science - MS, Mental Health Counseling/Counselor



Rutgers University
Bachelor of Science (B.S.), Exercise Physiology
2001 – 2006

Licenses & certifications



SAG-AFTRA / AEA
Acting
See credential